UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONVERIUM HOLDING AG

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

7248256

(Cusip Number)

François de Varenne

Head of Corporate Finance and Asset Management

SCOR S.A.

1, avenue du Général de Gaulle

92 074 Paris – La Défense Cedex

France

Tel. No.: + 33 1 46 98 00 00

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,320,350(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,320,350(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,320,350(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

(1)	After giving effect to the acquisition of Shares pursuant to the Share Purchase Agreements.

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Commission on February 20, 2007 (the “Schedule 13D”) by SCOR S.A., a société anonyme organized under the laws of France (“SCOR”), SCOR Global P&C S.A., a société anonyme organized under the laws of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”), and IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”), with respect to the registered shares, par value CHF 5 per share (the “Shares”), of Converium Holding AG, a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at Dammstrasse 19, CH-6301, Zug, Switzerland. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction

On February 26, 2007, SCOR issued a pre-announcement regarding its intention to launch a tender offer in Switzerland (the “Offer”) for all the publicly held outstanding Shares of the Issuer not owned or otherwise secured by SCOR (the “Pre-Announcement”). Pursuant to the Offer, SCOR is offering to acquire each Share for CHF 4 in cash (representing approximately 20% of the consideration per Share) and 0.5 SCOR Share (representing approximately 80% of the consideration per Share). The consideration per Share to be offered by SCOR pursuant to the Offer collectively represents a purchase price of CHF 21.1 per Share based on the closing price per SCOR Share on Euronext Paris on Friday, February 16, 2007. For purposes of calculating the aggregate purchase price, SCOR applied a EUR 1=CHF 1.6212 currency exchange rate as of February 16, 2007. The Offer will not be made in or into the United States, Canada, Japan and Australia and may only be accepted outside the United States, Canada, Japan and Australia.

A summary of the terms and conditions of the Offer is set forth in the Pre-Announcement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

The purpose of the Offer is to acquire the entire share capital in the Issuer. SCOR is also currently assessing all of its options with respect to its ownership interest in the Issuer, including seeking maximum representation on the Issuer's Board of Directors as soon as practicable.

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit to this statement:

Exhibit 1: Pre-announcement issued by SCOR S.A. on February 26, 2007, in connection with its tender offer for the Issuer.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2007

SCOR S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

IRP Holdings Limited

By:	/s/ Patrick Thourot
Name: Patrick Thourot
Title: Chairman